UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Hetzel, Cathy
   6300 Bridgepoint Parkway
   Building One, Suite 500
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. VP-Sales

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $0.6200         09/07/01       A         50,000                            (1)          09/07/11
(right to buy)
Non-Qualified Stock Option     $0.6200         09/07/01       A         16,936                            (2)          09/07/11
  (right to buy)
Non-Qualified Stock Option     $0.6200         09/07/01       A         25,000                            (2)          09/07/11
(right to buy)
Non-Qualified Stock Option     $0.6200         09/07/01       A         25,000                            (3)          09/07/11
(right to buy)
Non-Qualified Stock Option     $9.6250                                                                                 05/31/10
(right to buy)
Non-Qualified Stock Option     $36.0000        03/07/01       J                          50,000                        02/28/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     09/07/01  Common Stock                   50,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/07/01  Common Stock                   16,936                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/07/01  Common Stock                   25,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/07/01  Common Stock                   25,000                    116,936       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,500                    12,500        D   Direct
(right to buy)
Non-Qualified Stock Option     03/07/01  Common Stock                   50,000        $36.0000    0             D   Direct
(right to buy)

Explanation of Responses:

-
(1) The  options are exercisable in four (4) equal installments.  Three (3) installments annually beginning September 7, 2002 and the remaining installment six (6) months after the last annual installment.

(2) The options are exercisable in two (2) equal
annual installments beginning September 7, 2002.

(3)  The options are exercisable in four (4) equal annual installments beginning
 September 7, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Hetzel, Cathy
DATE:  February 11, 2002